FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

April 25, 2005
Commission File Number 0-29144

ILOG S.A.
(Translation of registrant’s name into English)

9 rue de Verdun BP 85
94253 Gentilly, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:      Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:      No:

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:      No:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Enclosure:
Press Release, dated April 25, 2005, re. ILOG reports third quarter results

ILOG REPORTS THIRD QUARTER RESULTS

PARIS – April 25, 2005 - ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced results for its fiscal 2005 third quarter, ended March 31, 2005. For the quarter, the Company posted net income of $1.1 million, and earnings per share (EPS) of $0.06. Revenues for the quarter were $31.4 million, representing 11% growth year over year. These results compared with revenues of $28.3 million, net income of $1.1 million and EPS of $0.06 in the third quarter last year. ILOG’s cash position almost reached $60 million.

“We achieved a reasonably good quarter in a difficult environment,” said ILOG Chairman and CEO, Pierre Haren. “We had 7% lower Business Rule Management Systems (BRMS) license sales this quarter because some customers delayed decisions about new technology investments. We feel that this represents the strategic nature of these decisions, as our pipeline of new deals remains strong. We believe that the better representation of our success in the BRMS market is the combined license plus maintenance revenues, which increased by 4% for the quarter, and 26% for the first nine months of our fiscal year.

We achieved good growth in our visualization and optimization product lines, enabling us to deliver another profitable quarter. As we begin the fourth quarter, we feel that our fiscal year performance will demonstrate that we are entering a new stage in our profitable growth.”

Demand from the financial services market, traditionally the largest market for BRMS, was high, led by agreements with two major Wall Street investment firms and a leading U.S. West Coast bank. ILOG also achieved a record 38% growth in revenues from professional services, which is becoming a regular feature of ILOG’s BRMS deals as companies capitalize on ILOG’s methodologies and best practices to lower their risk and accelerate the deployment of their BRMS applications.

Consistent with the Company’s BPM strategy, ILOG added new BPM partnerships, establishing a technology partnership with EMC Documentum, and strengthening its partnership with Oracle® to enable ILOG JRules™ to support Oracle’s BPEL Process Manager.

The boost in visualization product revenues validated the recent acquisition of the JLOOX™ product line from eNGENUITY Technologies, and demonstrated good sales execution from the company’s ILOG Direct division.

Optimization growth was fueled by good performance across a variety of sectors, chiefly transportation. The Company also made the first sales of its new ILOG PowerOps™ suite of vertical manufacturing and supply chain management solutions, including a deal with a leading European company for ILOG’s new Transport PowerOps™ (TPO) transportation planning solution, as well as another deal with a leading U.S. catalog retailer.

Sales in the Asia Pacific region was a major highlight in ILOG’s third quarter, with revenues growing at 57%. Japan was a particularly strong performer with a large customer win in the transportation sector. ILOG’s position as the BRMS market leader was demonstrated by Singapore’s launching of Asia’s first BRMS Centre of Excellence – the result of a partnership between Singapore’s Infocomm Development Authority and ILOG.

Each year ILOG conducts a tour of IT industry analysts specialized in the BRMS sector to validate market opportunities and strategies. This year’s tour, conducted during the quarter, confirmed that the BRMS growth remains constant. The tour also confirmed ILOG’s market leadership position, particularly in the area of technology

Business Outlook
Good demand combined with ongoing favorable market trends for ILOG’s products are present as the Company enters its fourth quarter. As a result, ILOG management expects revenues between $30.5 million and $33.5 million and earnings per share between a loss of $0.03 and a gain of $0.08, compared to revenues of $26.3 million and earnings per share of $0.01 in the fourth quarter of fiscal 2004.

Conference Call
ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4 p.m. European Daylight Time to discuss the contents of this release. To listen, please visit http://www.ilog.com/corporate/investor and utilize the WebCast link, or to participate, contact Cubitt Consulting. A replay of the call will be available later.

About ILOG
ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 global corporations and more than 400 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. The BRMS market share leader, ILOG was founded in 1987 and employs more than 650 people worldwide.

Forward-Looking Information
This release contains "forward-looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the risk that the Company may not be able to leverage the strong pipeline observed, the Company’s perception of the favorable business trends for ILOG products, current business conditions, the evolution, growth and profitability of the finance, government, supply chain, telecommunication, business process management and other software markets for the Company's products, the Company's end user and ISV strategies, the economic, political and currency risks associated with the Company's European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under "Risk Factors" in the Company's form 20-F for the year ended June 30, 2004, which is on file with the United States Securities and Exchange Commission.

ILOG S.A.
Consolidated Income Statements (unaudited)
 (figures in italics are in euros and French GAAP)

	Three Months Ended			Nine Months Ended

	March 31	March 31	March 31	March 31	March 31	March 31
	2005	2004	2005	2005	2004	2005

Revenues:			(In thousands, except for per share data)
License fees	$16,524	$16,586	€12,560	$50,476	$44,091	€39,228
Maintenance	8,523	7,045	6,499	25,246	19,799	19,777
Professional Services	6,385	4,639	4,857	17,026	12,605	13,261

Total revenues	31,432	28,270	23,916	92,748	76,495	72,266

Cost of revenues:
License fees	192	325	146	696	770	546
Maintenance	1,055	930	805	2,898	2,627	2,267
Professional Services	5,248	3,708	3,999	13,988	10,157	10,906

Total cost of revenues	6,495	4,963	4,950	17,582	13,554	13,719

Gross profit	24,937	23,307	18,966	75,166	62,941	58,547

Operating expenses:
Marketing and selling	13,332	13,045	10,158	39,649	36,904	31,016
Research and development	7,305	6,393	5,573	20,105	16,546	15,713
General and administrative	3,262	2,958	2,535	10,142	8,155	8,047

Total operating expenses	23,899	22,396	18,266	69,896	61,605	54,776

Income from operations	1,038	911	700	5,270	1,336	3,771
Net interest income (loss) and other	359	456	443	918	797	718

Net income before taxation	1,397	1,367	1,143	6,188	2,133	4,489
Income taxes	325	303	247	945	668	737

Net income after taxation	$1,072	$1,064	€896	$5,243	$1,465	€3,752

Earnings (loss) per share
- Basic	$0.06	$0.06	€0.05	$0.30	$0.08	€0.21
- Diluted	$0.06	$0.06	€0.05	$0.28	$0.08	€0.20

Share and share equivalents used in per share calculations
- Basic	17,812	17,576	17,812	17,769	17,444	17,769
- Diluted	18,995	18,433	18,995	18,640	18,398	18,640

ILOG S.A.
Condensed Consolidated Balance Sheets (unaudited)
 (figures in italics are in euros and French GAAP)

	March 31	June 30	March 31
	2005	2004	2005

		(In thousands)
Assets
Current assets:
Cash and cash equivalents	$59,626	$52,220	€45,994
Accounts receivable	31,985	23,495	24,673
Other receivables and prepaid expenses	7,408	6,578	5,826

Total current assets	99,019	82,293	76,493

Property and equipment - net and other assets	7,991	5,464	6,058

Total assets	$107,010	$87,757	€82,551

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$22,687	$19,247	€17,301
Current debt	432	480	333
Deferred revenue	23,142	17,973	17,854

Total current liabilities	46,261	37,700	35,488

Long-term portion of debt	285	319	220

Total liabilities	46,546	38,019	35,708

Shareholders' equity:
Paid-in capital	35,385	82,139	39,423
Accumulated deficit and cumulative translation adjustment	25,079	(32,401)	7,420

Total shareholders' equity	60,464	49,738	46,843

Total liabilities and shareholders' equity	$107,010	$87,757	€82,551

ILOG S.A.
Condensed Consolidated Statements of Cash Flow (unaudited)
 (figures in italics are in euros and French GAAP)

	Nine Months Ended

	March 31	March 31	March 31
	2005	2004	2005

		(In thousands)
Cash flow from operating activities:
Net Income	$5,243	$1,465	€3,752
Depreciation and amortization	2,384	2,920	1,857
Unrealized gain on derivative instruments	(9)	(64)	—
Change in working capital	(1,099)	(9)	(892)

Net cash provided by operating activities	6,519	4,312	4,717

Cash flows from investing activities:
Acquisition of fixed assets and business	(4,228)	(811)	(3,342)

Net cash used for investing activities	(4,228)	(811)	(3,342)

Cash flows from financing activities:
Repayment of loans and capital lease obligations	(449)	(463)	(347)
Cash proceeds from issuance of shares	2,960	3,461	2,298

Net cash provided by financing activities	2,511	2,998	1,951

Impact of exchange rate changes on cash and cash equivalents	2,604	2,965	(293)

Net increase in cash and cash equivalents	7,406	9,464	3,033
Cash and cash equivalents, beginning of period	52,220	39,879	42,961

Cash and cash equivalents, end of period	$59,626	$49,343	€45,994

Discussion of Income Statement for the Quarter Ended March 31, 2005

Revenues and Gross Margin

Revenues in the quarter increased to $31.4 million from $28.3 million, or by 11%, compared to the same quarter in the previous year. Expressed at prior year constant currency rates, revenues increased by 8%.

Revenues by region were as follows:

	Three Months Ended
			Change
	March 31	March 31
	2005	2004	As Reported	Constant $

North America	$14,641	$13,298	10%	10%
Europe	13,040	12,577	4%	-2%
Asia	3,751	2,395	57%	52%

Total revenues	$31,432	$28,270	11%	8%

The growth in North America is primarily due to an increase in maintenance revenues combined with increasing consulting revenues driven by financial and telecommunication sectors. European revenues remained stable with 4% increase, or 2% decrease when expressed at prior year constant currency rates. Asian revenues significantly increased by 57% over the same quarter last year with a combined growth of the transportation and manufacturing sectors.

License fee revenues stayed level at around $16.5 million over the same quarter last year. This is the result of a decrease of 7% in the business rules product line over the same quarter last year, representing 45% of license revenues in the quarter, and an increase of 6% and 5% of the optimization and visualization product lines, representing 32% and 23%, respectively, of license revenues in the quarter. ISV license revenues in the quarter represented approximately 25% of license revenues compared to 35% in the same quarter for the prior year due to a decrease of revenues in the manufacturing sector.

Maintenance revenue increased by 21%. This increase is the result of the growing installed base of ILOG customers. Professional services revenue increased by 38%, driven by the higher consulting activity experienced in Europe and the US with longer-term implementation projects. The margin for our professional services decreased to 18% from 20% due to additional hires made to strengthen the professional services organization. The overall gross margin for the quarter decreased to 79% compared with 82% for the same period in the preceding year due to a change in the revenue mix from higher margin license revenue to lower margin consulting revenue.

Operating Expenses

The 7% increase in operating expenses over the prior year is due, in part, to the strengthening euro against the dollar, affecting approximately 55% of the Company’s expenses, which are denominated in euros. The euro has been 5% higher against the dollar compared to the same quarter last year. Additional headcount and annual salary adjustments also contributed to this increase. On March 31, 2005, the Company had approximately 650 employees compared to 609 a year earlier.

Marketing and selling expenses for the quarter increased by 2% over the same period in the prior year. Research and development expenses increased by 14% for the quarter over the same period in the prior year primarily due to a stronger euro and additional headcount. For these same reasons as well as an increase in bad debt, general and administrative expenses increased by 10% for the quarter over the same period in the prior year.

Income Taxes

Income tax expense for the quarter amounted to $0.3 million as in the prior year. This income tax expense is mainly due to the profitability of the Company’s activities in Asia.

Discussion of Income Statement for the Nine Months Ended March 31, 2005

Revenues and Gross Margin

Revenues in the nine-month period increased to $92.7 million from $76.5 million, or by 21%, compared to the same period in the previous year. Expressed at prior year constant currency rates, revenues increased by 17%.

Revenues by region were as follows:

	Nine Months Ended
			Change
	March 31	March 31
	2005	2004	As Reported	Constant $

North America	$46,882	$39,967	17%	17%
Europe	37,033	28,875	28%	19%
Asia	8,833	7,653	15%	11%

Total revenues	$92,748	$76,495	21%	17%

The growth in North America over the nine months is primarily due to an increase in license and consulting revenues derived from new business as well as maintenance revenues. European revenues increased by 28%, or by 19% when expressed at prior year constant currency rates, benefiting from all three sources of revenue growth. The revenue increase in Asia is mainly driven by the third quarter’s satisfying results, providing 15% overall growth of the revenue for the nine month period as compared to last year.

License fee revenues increased by 14%, to $50.5 million from $44.1 million in the prior year nine-month period, being the combination of a 19% license revenue growth of the business rules product line, 8% for the optimization product line and 16% for the visualization product line.

Maintenance revenues increased by 28%, to $25.2 million from $19.8 million. This increase is the result of the growing installed base of ILOG customers. Professional services revenues increased by 35%, to $17.0 million from $12.6 million, driven by both U.S. and Europe regions. The professional services margin decreased from 19% to 18% due to the additional headcount in the professional services organization. Overall gross margin for the nine-month period decreased to 81% from 82% in the preceding year as a result of the revenue mix shifting from high margin license revenue to lower margin consulting revenue.

Operating Expenses

Operating expenses generally increased by 13% over the prior year mainly due to a 7% strengthening of the euro against the dollar, since almost 55% of the Company’s expenses are denominated in euros. During the past year there were also staffing increases and an annual salary adjustment.

Marketing and selling expenses for the nine-month period increased by 7% over the same period in the prior year, reflecting the above factors. Research and development expenses, and general and administrative expenses for the nine-month period increased by 22% and 24%, respectively, reflecting the above factors and some additional subcontracting-related expenses.

Income Taxes

During the nine-month period, income tax expense amounted to $0.9 million compared to $0.7 million in the prior year. This income tax expense is mainly due to the profitability of the Company’s activity in Germany and Asia.

Balance Sheet and Cash Flow Discussion

Cash on March 31, 2005 increased to $59.6 million from $52.2 million on June 30, 2004, primarily due to operating activities and tighter controls of our working capital. The cash also benefited from its conversion in U.S. dollars as it is mainly denominated in euros, and from a $3.0 million proceed from the issuance of shares under the Company’s employee share purchase plans and the exercise of stock options. Out of cash on hand, $4.2 million has been invested, primarily in the JLOOX acquisition which occurred in the first quarter of fiscal 2005, as well as some software licenses and a minor investment in a third party software company. Accounts receivable as of March 31, 2005 improved to approximately 78 days sales outstanding as compared to the 82 days at June 30, 2004, and 83 days at the end of December 2004, due to a continued focus on collections and credit control.

Shareholders' equity on March 31, 2005, increased to $60.5 million from $49.7 million on June 30, 2004, reflecting the profit for the nine month period, the impact of the stronger euro on the cumulative currency translation adjustment, the issuance of shares under the Company’s employee share purchase plans and the exercise of stock options. On March 31, 2005, the Company had 17,960,257 shares issued and outstanding, compared to 17,625,699 on June 30, 2004, primarily reflecting the issuance in the nine month period of more than 140,000 shares under the Company’s employee share purchase plans and the exercise of more than 190,000 stock options previously granted to the employees.

Accounting Principles

The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros are prepared in accordance with accounting principles generally accepted in France.

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year's exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG is a registered trademark, and JRules, PowerOps, Transport PowerOps, and JLOOX are trademarks of ILOG. All other trademarks are the property of their respective owners.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, ILOG S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2005

ILOG S.A.

By:	/s/ Jerome Arnaud

Jerome Arnaud
Chief Financial Officer